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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Perini Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713839108

(CUSIP Number)

Nomi L. Castle, Esq.

Castle & Associates

1925 Century Park East, Suite 210

Los Angeles, California 90067

(310) 286-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 713839108	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RONALD N. TUTOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 22,256,155
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 22,256,155
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,256,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.23%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 713839108	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,572,900
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 20,572,900
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,572,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.88%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 713839108	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RONALD N. TUTOR 2006 QUICKGRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,533,255
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,533,255
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 713839108	SCHEDULE 13D	Page 5 of 11

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Perini Corporation, a Massachusetts corporation (the “Issuer” or “Perini”). The principal executive office of the Issuer is located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Ronald N. Tutor; (2) Ronald N. Tutor Separate Property Trust, a California trust (the “SPT”); and (3) Ronald N. Tutor 2006 QuickGRAT, a California trust (the “QuickGRAT”). Collectively, the filing persons are referred to herein as the “Reporting Persons” and, individually, as a “Reporting Person.”

The Reporting Persons each have a principal business address of 15901 Olden Street, Sylmar, California 91342.

Each of the Reporting Persons has entered into a Joint Filing Agreement, dated September 17, 2008, under which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached to this Schedule 13D as Exhibit A.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act as a result of those matters described in Item 4 below. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. In addition, the Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock held by the other Reporting Persons. This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate, to reflect any change in status.

This Schedule 13D amends each statement on Schedule 13G previously filed by a Reporting Person.

(b)

The business address of each of the Reporting Persons is Tutor-Saliba Corporation, 15901 Olden Street, Sylmar, California 91342.

(c)

The principal occupation of Mr. Tutor is Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The SPT and the QuickGRAT are trusts established to hold assets of Mr. Tutor for estate planning and tax purposes.

CUSIP No. 713839108	SCHEDULE 13D	Page 6 of 11

(d), (e)

During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Ronald N. Tutor is a United States citizen. The SPT and the QuickGRAT are trusts organized under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons is a party to that certain Agreement and Plan of Merger, dated April 2, 2008, as amended on May 28, 2008 (the “Merger Agreement”), by and among Perini, Trifecta Acquisition LLC, a California limited liability company and wholly-owned subsidiary of Perini (“Merger Sub”), Tutor-Saliba Corporation, a California corporation (“Tutor-Saliba”), Ronald N. Tutor and the shareholders of Tutor-Saliba, including the SPT and the QuickGRAT. A copy of the Merger Agreement as initially executed was filed previously as Exhibit 2.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008, and a copy of Amendment No. 1 to the Merger Agreement, dated as of May 28, 2008, by and among the parties to the Merger Agreement, was filed previously as Exhibit 2.2 to Perini’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

On September 8, 2008, pursuant to the Merger Agreement, Tutor-Saliba was merged with and into Merger Sub, with Merger Sub surviving the merger and continuing as a wholly owned subsidiary of Perini (the “Merger”). Pursuant to the Merger Agreement, each share of Tutor-Saliba common stock issued and outstanding immediately prior to the completion of the Merger, but excluding shares of Tutor-Saliba common stock owned by Tutor-Saliba or any of its subsidiaries, was converted into the right to receive a number of shares of Common Stock equal to the quotient obtained by dividing (i) 22,987,293 shares of Common Stock by (ii) the aggregate number of shares of Tutor-Saliba Common Stock issued and outstanding as of September 8, 2008. As of September 8, 2008, there were 900,043 shares of Tutor-Saliba common stock outstanding. Thus, each outstanding share of Tutor-Saliba common stock was converted into the right to receive 25.54 shares of Common Stock upon completion of the Merger.

As shareholders of Tutor-Saliba immediately prior to the closing of the Merger, the SPT and the QuickGRAT received the subject shares of Common Stock as merger consideration pursuant to the Merger.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated in this Item 3 by reference.

Item 4.	Purpose of Transaction.

(a) through (j)

On September 8, 2008, pursuant to the Merger Agreement, Perini acquired 100% of the equity interests of Tutor-Saliba through the Merger. Under the terms of the Merger Agreement, each share of Tutor-Saliba common stock, other than shares held by Tutor-Saliba or its subsidiaries, each outstanding share of Tutor-Saliba common stock was converted into the right to receive 25.54 shares of Common Stock upon completion of the Merger.

CUSIP No. 713839108	SCHEDULE 13D	Page 7 of 11

Non-Competition. Upon the closing of the Merger, each Tutor-Saliba shareholder and Ronald N. Tutor have agreed that for five years after the closing date, they will not engage in any competing operation (other than through a passive ownership interest) in any country in the world in which Tutor-Saliba or any of its subsidiaries or Perini or any of its subsidiaries currently conducts business or conducted business in the prior two years. In addition, each Tutor-Saliba shareholder and Ronald N. Tutor have agreed that for five years after the closing of the Merger, they will not (i) solicit or hire employees of Tutor-Saliba or any of its subsidiaries (with certain limited exceptions), or (ii) cause any of Tutor-Saliba’s customers or suppliers to cease doing business or reduce the level of business with Tutor-Saliba or any of its subsidiaries.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed previously as Exhibit 2.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008.

Capitalization. In connection with the Merger, Perini amended and restated its articles of organization to increase the number of authorized shares of Common Stock from 40 million to 75 million shares. A copy of the amendment was filed previously as Exhibit 3.1 to the Current Report on Form 8-K filed by Perini on September 11, 2008.

Distributions; Dividend Notes. As described in greater detail in the Schedule 14A filed by Perini on August 6, 2008, in connection with the closing of the Merger, Tutor-Saliba has distributed to its shareholders (including the SPT and the QuickGRAT) certain assets, including all of its partnership interests in several partnerships that jointly own certain real property, all of its interest in real property located in Ketchum, Idaho, and cash for the payment of Tutor-Saliba shareholders’ tax obligations with respect to Tutor-Saliba’s income. In addition, as described in the Current Report on Form 8-K filed by Perini on September 11, 2008, in connection with the closing of the Merger, Tutor-Saliba declared and distributed certain notes as dividends to the Tutor-Saliba shareholders. The principal amount of the notes issued was $58,484,536, of which notes with a principal amount of $55,917,964 in the aggregate were issue to the SPT and the QuickGRAT. The notes are obligations of Tutor-Saliba, and are not guaranteed by Perini. A copy of the form of the notes was filed previously as Exhibit 10.1 to the Current Report on Form 8-K filed by Perini on September 11, 2008.

Board of Directors. Following the closing of the Merger, Tutor-Saliba became a wholly owned subsidiary of Perini. Pursuant to the terms of that certain Shareholders Agreement, dated as of April 2, 2008 (the “Shareholders Agreement”), by and among Perini, Ronald N. Tutor and the former shareholders of Tutor-Saliba who became shareholders of Perini upon the closing of the Merger, Ronald N. Tutor has the right to designate up to two persons as nominees for election to the Perini board of directors as long as the Reporting Persons and their affiliates (collectively, the “Tutor Group”) continue to own at least 22.5% of the outstanding shares of Common Stock and one nominee if the Tutor Group owns less than 22.5% but more than 11.25% of the outstanding shares of Common Stock. Mr. Tutor designated C.L. Max Nikias as one of the board designees and he was appointed as a new member of the Perini board of directors upon completion of the Merger. Mr. Tutor did not elect to exercise his right to nominate a second director for election, although he has not waived his right to do so in the future. In addition, for so long as Mr. Tutor serves as the chief executive officer of Perini, he will be nominated for election to the board of directors.

Voting. Pursuant to the Shareholders Agreement, the Tutor Group will vote all of its shares of Common Stock in support of the board of directors’ slate of directors. In addition, on all other matters to be voted on by shareholders of Perini, until the later of the third anniversary of the effective time of the Merger (the “Effective Time”) or the date on which the Tutor Group owns less than 20% of the aggregate issued and outstanding shares of Common Stock (the “Standstill Termination Date”), the Tutor Group will vote shares owned by the Tutor Group that are, in the aggregate, equal to up to 20% of the voting power of shares of Common Stock, in its discretion and the balance of its shares of Common Stock in the same proportions as all other shares of Common Stock are voted on such matter.

CUSIP No. 713839108	SCHEDULE 13D	Page 8 of 11

Standstill. Pursuant to the Shareholders Agreement, until the Standstill Termination Date, the Tutor Group has agreed that it will not take certain actions that may be deemed to be actions to obtain control of Perini, including directly or indirectly soliciting proxies, initiating stockholders proposals, calling meetings or acquiring shares of Common Stock that will result in the Tutor Group collectively owning shares of Common Stock equal to more than the percentage of the total outstanding shares of Common Stock held by the Tutor Group as of the closing of the Merger.

Transfer Restrictions; Registration Rights. The Shareholders Agreement provides that for six months after the closing of the Merger, none of the holders of Tutor-Saliba common stock immediately prior to the Effective Time may transfer or dispose of the shares of Common Stock acquired pursuant to the Merger, other than pursuant to certain limited exceptions. After the six-month anniversary of the Closing Date and prior to the earlier of the fifth anniversary thereof and the termination of Mr. Tutor’s employment without “Cause” (as defined in that certain Employment Agreement, dated as of April 2, 2008, by and between Perini and Ronald N. Tutor, a copy of which was filed previously as Exhibit 10.1 to the Current Report on Form 8-K dated April 7, 2008), the Tutor Group will be able to transfer shares of Common Stock only as long as it continues to collectively own at least 70% of the shares of Common Stock acquired by the Tutor Group pursuant to the Merger. Following the earlier of the fifth anniversary of the Closing Date and the termination of Mr. Tutor’s employment without “Cause,” the Tutor Group may transfer shares of Common Stock of Perini so long as such transfers do not include a transfer of shares directly or indirectly equal to 15% of the total voting power of Perini to any person or group until the Tutor Group owns less than 20% of the aggregate issued and outstanding shares of Common Stock. Perini has agreed to give the shareholders of Tutor-Saliba who became shareholders of Perini upon consummation of the Merger certain registration rights with respect to the shares of Common Stock acquired pursuant to the Merger.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which was filed previously as Exhibit 4.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008.

Employment Agreement. In connection with the closing of the Merger, the Employment Agreement dated as of April 2, 2008 (the “Employment Agreement”) entered into by Perini and Ronald N. Tutor in connection with the execution of the Merger Agreement became effective. Pursuant to the Employment Agreement, Mr. Tutor will serve as chairman and chief executive officer of Perini. The initial term of the Employment Agreement is five years (beginning on the date of the closing of the Merger), and it renews automatically thereafter for successive one-year periods. The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which was filed previously as Exhibit 10.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated in this Item 4 by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the matters described in (a) through (j) of Item 4 of Schedule 13D.

Depending on various factors, including, without limitation, Perini’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in Perini as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its Common Stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4, but in any case subject to the Merger Agreement, the Shareholders Agreement and the other agreements referred to herein.

CUSIP No. 713839108	SCHEDULE 13D	Page 9 of 11

Item 5.	Interest in Securities of Issuer.

The following information is based on a total of 50,316,220 shares of Common Stock outstanding, consisting of 27,328,927 shares outstanding as of August 1, 2008, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, and 22,987,293 additional shares issued as of September 8, 2008, as reported by the Issuer in the Current Report on Form 8-K filed by the Issuer on September 11, 2008.

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i) Mr. Tutor may be deemed to have beneficial ownership of 22,256,155 shares of Common Stock, or 44.23%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over all of such shares. Mr. Tutor directly owns 150,000 shares. Mr. Tutor may be deemed to have beneficial ownership of 20,572,900 shares of Common Stock owned by the SPT. Mr. Tutor is the sole beneficiary and trustee of the SPT. The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the QuickGRAT, of which Mr. Tutor is the sole beneficiary and joint trustee with John Barrett.

(ii) The STP may be deemed to have acquired beneficial ownership of 20,572,900 shares of Common Stock, or 40.88%, in connection with the completion of the Merger. However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of Common Stock and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the STP that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii) The QuickGRAT may be deemed to have acquired beneficial ownership of 1,533,255 shares of Common Stock, or 3.05%, in connection with the completion of the Merger. However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of Common Stock and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the QuickGRAT that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Except as described in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 713839108	SCHEDULE 13D	Page 10 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except as described in this Schedule 13D or the Exhibits hereto or, with respect to the Reporting Persons, none of the Reporting Persons presently have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except that pursuant to the QuickGRAT trust agreement (the “Trust Agreement”), on December 22, 2009, Mr. Tutor will cease to be a beneficiary and trustee of the QuickGRAT, Mr. Barrett will thereafter serve as the sole trustee, and Mr. Tutor’s issue will be the beneficiaries. As of December 22, 2009, Mr. Tutor’s issue may be deemed to have acquired beneficial ownership of, and will have shared voting and dispositive power with respect to, the shares of Common Stock beneficially owned by the QuickGRAT.

Item 7.	Material to be filed as Exhibits.

Exhibit A.	Joint Filing Agreement, dated September 17, 2008, by and among the Reporting Persons.

Exhibit B.	Power of Attorney to Ronald N. Tutor from the Ronald N. Tutor Separate Property Trust and the Ronald N. Tutor 2006 QuickGRAT.

Exhibit C.	Agreement and Plan of Merger, dated April 2, 2008, as amended on May 28, 2008, by and among Perini, Trifecta Acquisition LLC, Tutor-Saliba, Ronald N. Tutor and the shareholders of Tutor-Saliba. (Designated as Exhibit 2.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008).

Exhibit D.	Amendment No. 1 to the Merger Agreement, dated as of May 28, 2008, Perini, Trifecta Acquisition LLC, Tutor-Saliba, Ronald N. Tutor and the shareholders of Tutor-Saliba. (Designated as Exhibit 2.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

Exhibit E.	Employment Agreement, dated April 2, 2008, by and between Perini and Ronald N. Tutor. (Designated as Exhibit 10.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008).

Exhibit F.	Form of Dividend Note Issued to Former Tutor-Saliba shareholders. (Designated as Exhibit 10.1 to the Current Report on Form 8-K filed by Perini on September 11, 2008).

Exhibit G.	Shareholders Agreement, dated April 2, 2008, by and among Perini, Ronald N. Tutor and the former shareholders of Tutor-Saliba. (Designated as Exhibit 4.1 to the Current Report on Form 8-K filed by Perini on April 7, 2008).

CUSIP No. 713839108	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2008

/s/ Ronald N. Tutor
RONALD N. TUTOR

RONALD N. TUTOR SEPARATE PROPERTY TRUST

/s/ Ronald N. Tutor
BY:	RONALD N. TUTOR
ITS:	TRUSTEE

RONALD N. TUTOR 2006 QUICKGRAT

/s/ Ronald N. Tutor
BY:	RONALD N. TUTOR
ITS:	TRUSTEE

/s/ John Barrett
BY:	JOHN BARRETT
ITS:	TRUSTEE

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to the joint filing of a Schedule 13D (including any amendments thereto) with respect to the shares of common stock of Perini Corporation, and further agree that this Joint Filing Agreement be included as an exhibit thereto, and have duly executed this Joint Filing Agreement as of the date set forth below. In addition, each party to this Joint Filing Agreement expressly authorizes each other party to this Joint Filing Agreement to file on its behalf any and all amendments to such Statement.

Each of the parties set forth below agrees that he is responsible for the completeness and accuracy of the information concerning such person contained in the Schedule 13D (including any amendments thereto); but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 17, 2008

/s/ Ronald N. Tutor
RONALD N. TUTOR

RONALD N. TUTOR SEPARATE PROPERTY TRUST

/s/ Ronald N. Tutor
BY:	RONALD N. TUTOR
ITS:	TRUSTEE

RONALD N. TUTOR 2006 QUICKGRAT

/s/ Ronald N. Tutor
BY:	RONALD N. TUTOR
ITS:	TRUSTEE

/s/ John Barrett
BY:	JOHN BARRETT
ITS:	TRUSTEE

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust and the Ronald N. Tutor 2006 QuickGRAT, hereby each make, constitute and appoint Ronald N. Tutor as our agent and attorney-in-fact for the purpose of:

(1)	executing for and on behalf of the undersigned, in our personal capacities, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to the Securities and Exchange Commission (“SEC”) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) or the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities of Perini Corporation, a Massachusetts corporation (“Perini”);

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such report on Schedule 13G or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Perini assuming, any of the undersigned’s responsibilities to comply with, or liabilities that may arise under, Section 13(d) of the Act.

This Power of Attorney shall remain in full force and effect with respect to each of the undersigned until such individual is no longer required to file reports on Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by Perini, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 17th day of September, 2008.

/s/ Ronald N. Tutor
RONALD N. TUTOR

RONALD N. TUTOR SEPARATE PROPERTY TRUST

/s/ Ronald N. Tutor
BY:	RONALD N. TUTOR
ITS:	TRUSTEE

RONALD N. TUTOR 2006 QUICKGRAT

/s/ Ronald N. Tutor
BY:	RONALD N. TUTOR
ITS:	TRUSTEE

/s/ John Barrett
BY:	JOHN BARRETT
ITS:	TRUSTEE